Exhibit 99.3

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of December 31, 2020, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At December 31, 2020
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	5,759
Current financial debt	11,340
Current portion of financial instruments for interest rate swaps liabilities	104
Other current financial instruments — liabilities	99
Financial liabilities directly associated with assets held for sale	341

Total current financial debt	17,643

Non-current financial debt	60,203
Non-controlling interests	2,383
Shareholders’ equity
Common shares	8,267
Paid-in surplus and retained earnings	107,078
Currency translation adjustment	(10,256)
Treasury shares	(1,387)

Total shareholders’ equity — Group share	103,702

Total capitalization and non-current indebtedness	166,288

As of December 31, 2020, TOTAL SE had an authorized share capital of 3,668,371,962 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,653,124,025 ordinary shares (including 24,392,703 treasury shares from shareholders’ equity).

As of December 31, 2020, $7,849 million of the Group’s non-current financial debt was secured and $52,354 million was unsecured, and all of the Group’s current financial debt of $11,340 million was unsecured. Since December 31, 2020, TOTAL SE issued perpetual subordinated notes recorded as equity under IRFS of an aggregate of €3 billion principal amount, in two tranches of €1.5 billion with first call dates in 7 years and 12 years respectively (or approximately $3.6 billion using the €/$ exchange rate on January 29, 2021 of €1=$1.2135 as released by the Board of Governors of the Federal Reserve System February 1, 2021). As of December 31, 2020, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness.

For more information about TOTAL’s off-balance sheet commitments and contingencies, see Note 13.1 of the Notes to TOTAL’s audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on March 20, 2020, as amended on April 14, 2020.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since December 31, 2020.